Rockwell Diamonds Inc.
Unaudited Condensed Interim Consolidated Financial Statements
for the 9 months ended 30 November 2011

EXPLANATORY NOTE

Explanation of amendment on Rockwell Diamonds Inc. Consolidated interim financial statements for the period ended November 30, 2011: The original interim financial statements filed on SEDAR on January 12, 2012 have been amended to include comparative figures for the statement of changes in equity for the nine months ended November 30, 2010. All other information contained in the originally filed interim financial statements remain unchanged. Except where specifically noted to the contrary, these amended and restated financial statements does not reflect events occurring after the filing of the original interim financial statements, or modify or update the disclosure therein, in any way other than as required to reflect the amendments set forth herein.

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Index

The reports and statements set out below comprise the unaudited condensed interim consolidated financial statements presented to the shareholders:

The unaudited condensed interim consolidated financial statements set out on pages 3 to 33, which have been prepared on the going concern basis, were approved by the board on 11 January 2012 and were signed on its behalf by:

James Campbell	Dr Mark Bristow

Director, Chief Executive Officer	Director

1

Notice of no Auditor Review of Condensed Interim Consolidated Financial
Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim consolidated financial statements they must be accompanied by a notice indicating that these condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management, and have not been reviewed by an auditor.

2

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Statement of Financial Position

		30 November	28 February	30 November
Figures in Canadian Dollar	Note(s)	2011	2011	2010

Assets
Non-current assets
Mineral property interests	2	28 228 115	23 562 969	25 060 360
Property, plant and equipment	3	53 110 170	62 828 438	57 631 099
Investment in associate	4	254 974	129 660	138 285
Other financial assets	5	499 533	2 042 291	3 687 277
Reclamation deposits	16	5 504 942	2 759 611	3 093 964
		87 597 734	91 322 969	89 610 985

Current assets
Inventories	6	5 121 352	2 628 089	9 343 810
Loan to related party	7	106 968	92 398	34 694
Trade and other receivables	8	5 649 129	5 366 797	6 645 900
Cash and cash equivalents	9	11 150 160	4 771 124	3 685 597
		22 027 609	12 858 408	19 710 001
Total assets		109 625 343	104 181 377	109 320 986

Equity and liabilities
Equity
Equity attributable to equity holders of Company
Share capital	10	146 137 853	135 989 508	135 989 508
Reserves		(3 356 130)	1 530 969	4 352 019
Retained loss		(55 883 932)	(52 686 500)	(51 472 085)
		86 897 791	84 833 977	88 869 442
Non-controlling interest		(1 756 963)	647 407	777 127
Total equity		85 140 828	85 481 384	89 646 569

Liabilities
Non-current liabilities
Loans from related parties	7	380 601	424 572	610 265
Other financial liabilities	13	2 451 506	-	-
Capital lease obligation	14	497 700	-	-
Deferred tax	15	5 665 247	5 840 000	4 782 066
Reclamation obligation	16	5 504 942	3 814 638	3 897 108
		14 499 996	10 079 210	9 289 439

Current liabilities
Loans from related parties	7	328 160	72 064	-
Other financial liabilities	13	548 126	-	-
Current tax payable		289 321	245 228	855 334
Capital lease obligation	14	259 503	142 630	295 411
Trade and other payables	18	8 133 630	6 373 382	7 034 122
Bank overdraft	9	425 779	1 787 479	2 200 111
		9 984 519	8 620 783	10 384 978
Total liabilities		24 484 515	18 699 993	19 674 417
Total equity and liabilities		109 625 343	104 181 377	109 320 986

3

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Statement of Comprehensive Income

		3 months	9 months	3 months	9 months
		ended	ended	ended	ended
		30 November	30 November	30 November	30 November
Figures in Canadian Dollar	Note(s)	2011	2011	2010	2010

Revenue	22	8 276 040	25 987 497	11 116 679	30 961 211
Production cost		(5 192 216)	(16 540 214)	(5 733 348)	(18 251 297)
Inventory movement		(719 888)	(26 418)	(17 459)	190 217
Gross profit before depreciation and depletion		2 363 936	9 420 865	5 365 872	12 900 131
Depreciation and depletion		(1 766 246)	(5 614 134)	(3 471 958)	(9 689 464)
Gross profit		597 690	3 806 731	1 893 914	3 210 667
Other income		324 030	217 442	17 260	106 478
General and administration expenses		(1 686 012)	(5 858 502)	(1 936 495)	(5 072 461)
Arbitration settlement		(1 369 486)	(1 369 486)	-	-
Operating loss	23	(2 133 778)	(3 203 815)	(25 321)	(1 755 316)
Investment income	24	302 578	478 845	76 046	171 497
Income from equity accounted investments		53 028	135 463	13 496	36 925
Finance costs	25	(272 399)	(513 342)	(119 438)	(300 108)
Loss before taxation		(2 050 571)	(3 102 849)	(55 217)	(1 847 002)
Income tax expense	26	(1 511 146)	(578 782)	(735 000)	(2 097 132)
Loss for the period		(3 561 717)	(3 681 631)	(790 217)	(3 944 134)
Other comprehensive income:
Exchange differences on translating foreign operations		(7 123 278)	(7 309 952)	9 510 591	4 698 575
Total comprehensive (loss) income		(10 684 995)	(10 991 583)	8 720 374	754 441

Loss attributable to :
Owners of the Company		(3 545 180)	(3 197 432)	(1 065 005)	(3 863 726)
Non-controlling interest		(16 537)	(484 199)	274 788	(80 408)
		(3 561 717)	(3 681 631)	(790 217)	(3 944 134)

Total comprehensive (loss) income attributable to:
Owners of the Company		(10 668 458)	(10 507 384)	8 445 586	834 849
Non-controlling interest		(16 537)	(484 199)	274 788	(80 408)
		(10 684 995)	(10 991 583)	8 720 374	754 441

Earnings (loss) per share
Per share information
Basic and diluted earnings (loss) per share (c)	27	(0.22)	(0.22)	0.24	0.02
Headline earnings (loss) per share (c)	27	(0.07)	(0.07)	(0.03)	(0.11)

4

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011
Statement of Changes in Equity

	Share capital	Foreign	Share-based	Convertible	Total reserves	Retained loss	Total	Non-controlling	Total equity
		currency	payment	instruments			attributable to	interest
		translation	reserve	reserve			equity holders
		reserve					of the
Figures in Canadian Dollar							Company

Opening balance as previously reported	127 999 040	(7 979 683)	6 195 051	-	(1 784 632)	(49 020 317)	77 194 091	648 941	77 843 032
Adjustments
Effects of transition to IFRS	-	680 591	-	-	680 591	1 411 958	2 092 549	-	2 092 549
Balance at 01 March 2010 as restated	127 999 040	(7 299 092)	6 195 051	-	(1 104 041)	(47 608 359)	79 286 640	648 941	79 935 581
Changes in equity
Total comprehensive income (loss) for the nine months	-	4 698 575	-	-	4 698 575	(3 863 726)	834 849	(80 408)	754 441
Share-based payment expense	-	-	757 485	-	757 485	-	757 485	-	757 485
Rights offering at subscription price of $0.05 per share	4 583 644	-	-	-	-	-	4 583 644	-	4 583 644
Private placement, net of issue costs at $0.065 per share	3 406 824	-	-	-	-	-	3 406 824	-	3 406 824
Foreign exchange movement	-	-	-	-	-	-	-	208 594	208 594
Total changes	7 990 468	4 698 575	757 485	-	5 456 060	(3 863 726)	9 582 802	128 186	9 710 988
Balance at 30 November 2010 as previously reported	135 989 508	(5 194 931)	6 952 536	-	1 757 605	(51 461 174)	86 285 939	777 127	87 063 066
Effects of transition to IFRS	-	2 594 414	-	-	2 594 414	(10 911)	2 583 503	-	2 583 503
Balance at 30 November 2010 as restated	135 989 508	(2 600 517)	6 952 536	-	4 352 019	(51 472 085)	88 869 442	777 127	89 646 569

5

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011
Statement of Changes in Equity

	Share capital	Foreign	Share-based	Convertible	Total reserves	Retained loss	Total	Non-controlling	Total equity
		currency	payment	instruments			attributable to	interest
		translation	reserve	reserve			equity holders
		reserve					of the
Figures in Canadian Dollar							Company

Opening balance as previously reported	135 989 508	(6 363 878)	7 079 937	-	716 059	(54 147 253)	82 558 314	647 407	83 205 721
Adjustments
Effects of transition to IFRS	-	814 910	-	-	814 910	1 460 753	2 275 663	-	2 275 663
Balance at 01 March 2011 as restated	135 989 508	(5 548 968)	7 079 937	-	1 530 969	(52 686 500)	84 833 977	647 407	85 481 384
Changes in equity
Total comprehensive income (loss) for the nine months	-	(7 309 952)	-	-	(7 309 952)	(3 197 432)	(10 507 384)	(484 199)	(10 991 583)
Debt conversion, net of issue costs at $0.065 per share	435 715	-	-	-	-	-	435 715	-	435 715
Private placement, net of issue costs at $0.75 per share	7 756 477	-	-	-	-	-	7 756 477	-	7 756 477
Share-based payment expense	-	-	400 635	-	400 635	-	400 635	-	400 635
Convertible bond - equity component	-	-	-	2 022 218	2 022 218	-	2 022 218	-	2 022 218
Foreign exchange movement	-	-	-	-	-	-	-	(330 184)	(330 184)
Business combinations	1 956 153	-	-	-	-	-	1 956 153	(1 589 987)	366 166
Total changes	10 148 345	(7 309 952)	400 635	2 022 218	(4 887 099)	(3 197 432)	2 063 814	(2 404 370)	(340 556)
Balance at 30 November 2011	146 137 853	(12 858 920)	7 480 572	2 022 218	(3 356 130)	(55 883 932)	86 897 791	(1 756 963)	85 140 828

Note(s)	10		11	12

6

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Statement of Cash Flows

		9 months	12 months	9 months
		ended	ended	ended
		30 November	28 February	30 November
Figures in Canadian Dollar	Note(s)	2011	2011	2010

Cash flows from operating activities

Cash used in operations	19	(595 228)	10 808 399	2 495 264
Investment income		478 845	101 953	171 497
Finance costs		(513 342)	(449 003)	(300 108)
Tax refunded (paid)	21	44 093	(899 141)	222 000
Net cash inflow (outflow) from operating activities		(585 632)	9 562 208	2 588 653

Cash flows from investing activities

Purchase of property, plant and equipment	3	(8 714 158)	(10 790 700)	(3 628 030)
Proceeds from sale of property, plant and equipment	3	7 808 245	301 518	186 940
Purchase of mineral property interests	2	(736 317)	(845 773)	(845 773)
Sale of mineral property interests	2	101 185	-	-
Business combination	20	(1 323 416)	-	-
Acquisition of associate		-	(95 690)	(95 690)
Movements in related party loans		197 555	(634 248)	(434 210)
Proceeds from sale of financial assets		3 839 943	(1 024 738)	(3 055 303)
Net cash outflow from investing activities		1 173 037	(13 089 631)	(7 872 066)

Cash flows from financing activities

Proceeds on share issue	10	8 192 192	7 990 468	7 990 468
Proceeds from convertible bond		1 950 985	-	-
Repayment of other financial liabilities		(3 604 419)	-	-
Capital lease obligation proceeds (repayments)		614 573	(3 298 941)	(3 041 110)
Net cash inflow from financing activities		7 153 331	4 691 527	4 949 358

Net movement in cash and cash equivalents for the period		7 740 736	1 164 104	(334 055)
Cash and cash equivalents at the beginning of the period		2 983 645	1 819 541	1 819 541
Total cash and cash equivalents at end of the period	9	10 724 381	2 983 645	1 485 486

7

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Accounting Policies

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

1.	Presentation of Unaudited Condensed Interim Consolidated Financial Statements

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying unaudited condensed interim consolidated financial statements are the third financial statements that have been prepared in accordance with International Financial Reporting Standards. The unaudited interim consolidated financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting". The unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the measurement of certain financial instruments at fair value, and incorporate the principal accounting policies set out below. Amounts are presented in Canadian Dollars, unless otherwise stated.

These accounting policies are consistent with the previous period, except for the changes set out in note 29 First-time adoption of International Financial Reporting Standards.

1.1	Continuance of operations

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

For the nine months ended 30 November 2011, the Company incurred consolidated losses of $3.7 million and has incurred accumulated losses to date of $55.9 million that has been funded to date.

In fiscal 2011, diamond prices have increased gradually from US$1,010 for fiscal 2010 to US$1,365 for the year ending February 28, 2011, with the average sales value increasing to $1,555 for the current year to date in comparison to a fourth quarter of fiscal 2011 sales value of US$1,430.

At 30 November 2011, the Company’s current assets exceeded its current liabilities by $12.0 million and the Company’s total assets exceeded its total liabilities by $85.1 million. The Company has forecasted its cash flows for the fiscal years 2012 and 2013 and these forecasts indicate that the Company will continue as a going concern. The forecasts assume the plant operating at 85% of capacity, prices remaining at current levels and the South African Rand remaining at current levels relative to the United States and Canadian Dollars.

Based on the Company’s cash resources and the above forecasts, the Company has sufficient working capital and reserves to maintain operations. Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern. If the going concern concept was no longer appropriate, significant adjustments would be required to the carrying value of assets and liabilities and would be recorded at that time.

1.2.	Basis of presentation and principles of consolidation

Basis of consolidation

The unaudited condensed interim consolidated financial statements incorporate the unaudited condensed interim consolidated financial statements of the Company and its subsidiaries.

Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries are included in the unaudited condensed interim consolidated financial statements from the effective date of acquisition to the effective date of disposal.

Investments in associates over which the Company has significant influence are accounted for using the equity method.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified and recognised separately from the Company's interest therein, and are recognised within equity. Losses of subsidiaries attributable to non-controlling interests are allocated to the non-controlling interest even if this results in a debit balance being recognised for non-controlling interest.

8

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Accounting Policies

1.2	Basis of presentation and principles of consolidation (continued)

Investment in associates

An associate is an entity over which the Company has significant influence and which is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

An investment in associate is accounted for using the equity method. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Company's share of net assets of the associate, less any impairment losses.

Losses in an associate in excess of the Company's interest in that associate are recognised only to the extent that the Company has incurred a legal or constructive obligation to make payments on behalf of the associate.

Profits or losses on transactions between the Company and an associate are eliminated to the extent of the Company's interest therein.

1.3	Significant judgements and sources of estimation uncertainty

In preparing the unaudited condensed interim consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the unaudited condensed interim consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Actual results in the future could differ from these estimates which may be material to the unaudited condensed interim consolidated financial statements. Significant judgements include:

Trade receivables and Loans and receivables

The Company assesses its trade receivables and loans and receivables for impairment at the end of each reporting period. In determining whether an impairment loss should be recorded in profit or loss, the Company makes judgements as to whether there is observable data indicating a measurable decrease in the estimated future cash flows from a financial asset.

Fair value estimation

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Impairment testing

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the residual value and useful life assumption may change which may then impact our estimations and may then require a material adjustment to the carrying value of tangible assets.

The Company reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time.

Provisions

Provisions were raised and management determined an estimate based on the information available. Additional disclosure of these estimates of provisions is included in note 16 - Reclamation obligation.

9

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Accounting Policies

1.4	Mineral property interests

The acquisition costs of mineral properties are capitalised until the property is placed into production, sold, abandoned, or when management has determined that there has been an impairment in value. Such acquisition costs are amortised over the estimated life of the mine, based on a straight line basis, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

Exploration expenditure incurred subsequent to the mining operations which do not increase production or extend the life of operations are expensed in the period incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated amortisation costs, less write-downs, and does not necessarily reflect present or future values.

An impairment review of mineral property interests is carried out when there is an indication that these may be impaired by comparing the carrying amount of the interest to its estimated recoverable amount. Where the recoverable amount is less than the carrying amount an impairment charge is included in expenses in order to reduce the carrying amount of mineral property interest to its fair value.

1.5 Property, plant and equipment

The cost of an item of property, plant and equipment is recognised as an asset when:

  it is probable that future economic benefits associated with the item will flow to the Company; and
  the cost of the item can be measured reliably.

Property, plant and equipment are initially measured at cost.

Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to and replace part of it. If a replacement cost is recognised in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognised.

Property, plant and equipment are depreciated on the straight line basis over their expected useful lives to their estimated residual value.

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment losses.

The useful lives of items of property, plant and equipment have been assessed as follows:

Item	Average useful life
Buildings	12 years
Plant and machinery	4 - 10 years
Motor vehicles	5 years
Office equipment	6 years

The residual value, useful life and depreciation method of each asset are reviewed at the end of each reporting period. If the expectations differ from previous estimates, the change is accounted for as a change in accounting estimate.

The depreciation charge for each period is recognised in profit or loss unless it is included in the carrying amount of another asset.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognised. The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

10

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Accounting Policies

1.6	Financial instruments

Initial recognition and measurement

Financial instruments are recognised initially when the Company becomes a party to the contractual provisions of the instruments.

The Company classifies financial instruments, or their component parts, on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Financial instruments are measured initially at fair value, except for equity investments for which a fair value is not determinable, which are measured at cost and are classified as available-for-sale financial assets.

For financial instruments which are not at fair value through profit or loss, transaction costs are included in the initial measurement of the instrument.

Transaction costs on financial instruments at fair value through profit or loss are recognised in profit or loss.

Subsequent measurement

Financial instruments at fair value through profit or loss are subsequently measured at fair value, with gains and losses arising from changes in fair value being included in profit or loss for the period.

Loans and receivables are subsequently measured at amortised cost, using the effective interest method, less accumulated impairment losses.

Available-for-sale financial assets are subsequently measured at fair value. This excludes equity investments for which a fair value is not determinable, which are measured at cost less accumulated impairment losses.

Financial liabilities at amortised cost are subsequently measured at amortised cost, using the effective interest method.

Impairment of financial assets

At each reporting date the Company assesses all financial assets, to determine whether there is objective evidence that a financial asset or group of financial assets has been impaired.

For amounts due to the Company, significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default of payments are all considered indicators of impairment.

Impairment losses are recognised in profit or loss.

Reversals of impairment losses are recognised in profit or loss except for equity investments classified as available-for-sale.

Impairment losses are also not subsequently reversed for available-for-sale equity investments which are held at cost because fair value was not determinable.

11

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Accounting Policies

1.6	Financial instruments (continued)

Investments

The Company classified its investments in debt and equity securities into the following categories: fair value through profit and loss, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were required. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short term fluctuations in price are classified as trading investments and included in current assets. Investments with a fixed maturity that management has the intention and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the reporting date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the reporting date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade day, which is the date that the Company commits to purchase or sell the asset. Cost of purchase includes transaction costs. Fair value through profit and loss and available-for-sale investments are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in equity in the period in which they arise. The fair value of investments is based on quoted bid prices or amounts derived from cash flow models. Equity securities for which fair value cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the statement of comprehensive income as gains and losses from investment securities. Held-to-maturity investments are carried at amortised cost using the effective yield method.

Loans to (from) group companies

These include loans to and from subsidiaries and associates and are recognised initially at fair value plus direct transaction costs.

Loans to group companies are classified as loans and receivables.

Loans from group companies are classified as financial liabilities measured at amortised cost.

Trade and other receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The allowance recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Trade and other receivables are classified as loans and receivables.

Trade and other payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These are initially and subsequently recorded at fair value.

Bank overdraft and borrowings

Bank overdrafts and borrowings are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the group’s accounting policy for borrowing costs.

12

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Accounting Policies

1.7	Tax

Current tax assets and liabilities

Current tax for current and prior periods is, to the extent unpaid, recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognised as an asset.

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities

Deferred tax is provided for using the liability method, on all temporary differences, between the carrying values of assets and the liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided for on temporary differences relating to the initial recognition of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition.

The provision for deferred tax is calculated using enacted rates at the reporting date that are expected to apply when the asset is realised or the liability is settled. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset could be realised.

Tax expenses

Current and deferred taxes are recognised as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from:

  a transaction or event which is recognised, in the same or a different period, to other comprehensive income, or a business combination.

Current tax and deferred taxes are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly in equity.

1.8	Inventories

Rough diamond inventories are valued at the lower of average production cost and net realisable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realisable value.

Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs.

Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied.

Previous write-downs are reversed to the lower of cost and net realisable value when there is a subsequent increase in the value of inventories.

1.9	Share-based payments

Goods or services received or acquired in a share-based payment transaction are recognised when the goods or as the services are received. A corresponding increase in equity is recognised if the goods or services were received in an equity-settled share-based payment transaction or a liability if the goods or services were acquired in a cash-settled share-based payment transaction.

When the goods or services received or acquired in a share-based payment transaction do not qualify for recognition as assets, they are recognised as expenses.

For equity-settled share-based payment transactions the goods or services received and the corresponding increase in equity are measured, directly, at the fair value of the goods or services received provided that the fair value cannot be estimated reliably.

13

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Accounting Policies

1.9	Share-based payments (continued)

If the fair value of the goods or services received cannot be estimated reliably, their value and the corresponding increase in equity, indirectly, are measured by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the goods or services acquired and the liability incurred are measured at the fair value of the liability. Until the liability is settled, the fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

If the share-based payments granted do not vest until the counterparty completes a specified period of service, Company accounts for those services as they are rendered by the counterparty during the vesting period, (or on a straight line basis over the vesting period).

If the share-based payments vest immediately the services received are recognised in full.

For share-based payment transactions in which the terms of the arrangement provide either the entity or the counterparty with the choice of whether the entity settles the transaction in cash (or other assets) or by issuing equity instruments, the components of that transaction are recorded, as a cash-settled share-based payment transaction if, and to the extent that, a liability to settle in cash or other assets has been incurred, or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

1.10	Reclamation obligation

Estimated rehabilitation costs, which are based on the Company’s interpretation of current environmental and regulatory requirements, represent the present value of the expected future costs to rehabilitate the mine properties at termination of mining operations. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

Provision is made for the Company’s legal and constructive obligations to dismantle, remove and restore items of property, plant and equipment and remediation of disturbed areas in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the balance sheet date. The provision is discounted using a market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. The provision is not discounted if the discounting is not significant in relation to the provision made. Rehabilitation of disturbed areas is performed on a continuous basis. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over its useful life on a straight-line method.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation provision. However, it is reasonably possible that the Company’s estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

1.11	Translation of foreign currencies

Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in Canadian Dollar, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

At the end of the reporting period:

  foreign currency monetary items are translated using the closing rate;
  non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction; and
  non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in profit or loss in the period in which they arise.

Cash flows arising from transactions in a foreign currency are recorded in Canadian Dollar by applying to the foreign currency amount the exchange rate between the Canadian Dollar and the foreign currency at the date of the cash flow.

14

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Accounting Policies

1.11	Translation of foreign currencies (continued)

Investments in subsidiaries and associates

The results and financial position of a foreign operation are translated into the functional currency using the following procedures:

  assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
  income and expenses for each item of profit or loss are translated at exchange rates at the dates of the transactions; and
  all resulting exchange differences are recognised to other comprehensive income and accumulated as a separate component of equity.

Exchange differences arising on a monetary item that forms part of a net investment in a foreign operation are recognised initially to other comprehensive income and accumulated in the translation reserve. They are recognised in profit or loss as a reclassification adjustment through to other comprehensive income on disposal of net investment.

The cash flows of a foreign subsidiary are translated at the exchange rates between the functional currency and the foreign currency at the dates of the cash flows.

1.12.	Changes in accounting policies

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The directors anticipates that all of the pronouncements will be adopted in the Company's accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements.

Standard	Details of Amendment	Annual periods beginning on or after
IFRS 9 (AC 146)	Financial Instruments	1 January 2013
IFRS 7 amendment	Disclosures - Transfers of Financial Assets	1 July 2011
IAS 12	Income Taxes	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013

The aggregate impact of the initial application of the statements and interpretations on the Company's annual financial statements has not yet been assessed by the directors.

15

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Figures in Canadian Dollar

2.	Mineral property interests

	30			28 February			30
	November			2011			November
	2011						2010
	Cost	Accumulated	Carrying value	Cost	Accumulated	Carrying value	Cost	Accumulated	Carrying value
		depletion			depletion			depletion
Mineral property interests	36 111 563	(7 883 448)	28 228 115	31 540 840	(7 977 871)	23 562 969	31 943 174	(6 882 814)	25 060 360

Reconciliation of mineral property interests - 30 November 2011

	Opening	Additions	Additions	Disposals	Foreign	Depletion	Total
	balance		through		exchange
			business		movements
combinations
Wouterspan	13 890 989	-	-	-	(1 425 736)	-	12 465 253
Holpan	1 072 472	-	-	(101 185)	(123 569)	(146 595)	701 123
Klipdam	(227 805)	-	-	-	23 592	-	(204 213)
Saxendrift	7 398 138	555 317	-	-	(811 507)	(531 632)	6 610 316
Niewejaarskraal	239 459	-	-	-	(24 799)	-	214 660
Makoenskloof	332 719	-	-	-	(34 450)	-	298 269
Windsorton Erf 2004	856 997	-	-	-	(88 753)	-	768 244
Tirisano	-	181 000	7 202 054	-	-	(8 591)	7 374 463
	23 562 969	736 317	7 202 054	(101 185)	(2 485 222)	(686 818)	28 228 115

16

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Figures in Canadian Dollar

2.	Mineral property interests (continued)

Reconciliation of mineral property interests - 28 February 2011

	Opening	Effects of	Additions	Foreign	Depletion	Total
	balance	transition to		exchange
		IFRS		movements
Mineral property interests	30 850 998	(30 850 998)	-	-	-	-
Wouterspan	-	13 722 048	-	168 941	-	13 890 989
Holpan	-	1 468 070	-	88 394	(483 992)	1 072 472
Klipdam	-	571 902	-	107 977	(907 684)	(227 805)
Saxendrift	-	7 743 816	-	199 374	(545 052)	7 398 138
Niewejaarskraal	-	235 907	-	3 552	-	239 459
Makoenskloof	-	327 791	-	4 928	-	332 719
Windsorton Erf 2004	-	-	845 773	11 224	-	856 997
	30 850 998	(6 781 464)	845 773	584 390	(1 936 728)	23 562 969

Reconciliation of mineral property interests - 30 November 2010

	Opening	Additions	Effects of	Foreign	Depletion	Total
	balance		transition to	exchange
			IFRS	movements
Mineral property interests	30 850 998	-	(30 850 998)	-	-	-
Wouterspan	-	-	13 642 143	517 716	-	14 159 859
Holpan	-	-	1 564 113	253 565	(326 681)	1 490 997
Klipdam	-	-	687 553	488 232	(986 320)	189 465
Saxendrift	-	-	7 878 492	420 570	(495 918)	7 803 144
Niewejaarskraal	-	-	236 149	6 607	-	242 756
Makoenskloof	-	-	297 031	8 311	-	305 342
Windsorton Erf 2004	-	845 773	-	23 024	-	868 797
	30 850 998	845 773	(6 545 517)	1 718 025	(1 808 919)	25 060 360

17

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Figures in Canadian Dollar

3.	Property, plant and equipment

	30			28 February			30
	November			2011			November
	2011						2010
	Cost	Accumulated	Carrying value	Cost	Accumulated	Carrying value	Cost	Accumulated	Carrying value
		depreciation			depreciation			depreciation
Land and buildings	6 998 733	(1 386 321)	5 612 412	7 502 768	(1 149 217)	6 353 551	7 002 188	(165 425)	6 836 763
Plant and machinery	75 795 717	(30 816 953)	44 978 764	85 045 595	(35 833 250)	49 212 345	85 958 281	(38 065 473)	47 892 808
Motor vehicles	1 677 798	(1 198 411)	479 387	1 594 663	(1 006 082)	588 581	1 868 085	(1 148 045)	720 040
Office equipment	1 080 216	(715 164)	365 052	1 006 922	(615 659)	391 263	1 041 448	(608 354)	433 094
Construction in progress *	1 674 555	-	1 674 555	6 282 698	-	6 282 698	1 748 394	-	1 748 394
	87 227 019	(34 116 849)	53 110 170	101 432 646	(38 604 208)	62 828 438	97 618 396	(39 987 297)	57 631 099

Reconciliation of property, plant and equipment - 30 November 2011

	Opening	Additions	Additions	Disposals	Transfers	Foreign	Depreciation	Total
	balance		through			exchange
			business			movements
combinations
Land and buildings	6 353 551	10 085	194 653	-	-	(629 052)	(316 825)	5 612 412
Plant and machinery	49 212 345	6 749 025	192 995	(7 997 134)	5 797 727	(4 581 552)	(4 394 642)	44 978 764
Motor vehicles	588 581	-	64 950	-	-	(49 576)	(124 568)	479 387
Office equipment	391 263	35 120	62 132	-	-	(32 182)	(91 281)	365 052
Construction in progress *	6 282 698	1 840 239	-	-	(5 797 727)	(650 655)	-	1 674 555
	62 828 438	8 634 469	514 730	(7 997 134)	-	(5 943 017)	(4 927 316)	53 110 170

18

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Figures in Canadian Dollar

3.	Property, plant and equipment (continued)

Reconciliation of property, plant and equipment - 28 February 2011

	Opening	Additions	Disposals	Foreign	Depreciation	Impairment	Total
	balance			exchange		loss
movements
Land and buildings	6 627 966	93 310	-	183 030	(550 755)	-	6 353 551
Plant and machinery	50 926 945	4 396 818	(341 821)	1 238 687	(6 723 588)	(284 696)	49 212 345
Motor vehicles	781 353	111 711	(256 207)	63 454	(111 730)	-	588 581
Office equipment	454 472	39 439	-	20 724	(123 372)	-	391 263
Construction in progress *	-	6 149 422	-	133 276	-	-	6 282 698
	58 790 736	10 790 700	(598 028)	1 639 171	(7 509 445)	(284 696)	62 828 438

Reconciliation of property, plant and equipment - 30 November 2010

	Opening	Additions	Disposals	Foreign	Depreciation	Total
	balance			exchange
movements
Land and buildings	6 627 966	99 200	-	384 397	(274 800)	6 836 763
Plant and machinery	50 926 945	1 648 754	(151 805)	2 795 585	(7 326 671)	47 892 808
Motor vehicles	781 353	93 091	-	40 396	(194 800)	720 040
Office equipment	454 472	38 591	-	24 305	(84 274)	433 094
Construction in progress	-	1 748 394	-	-	-	1 748 394
	58 790 736	3 628 030	(151 805)	3 244 683	(7 880 545)	57 631 099

19

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

3.	Property, plant and equipment (continued)

Components of property, plant and equipment are depreciated over their estimated useful life. The depreciation charge for the nine months ending 30 November 2011 was $ 4,927,316 (30 November 2010 - $7,880,545).

The Company’s bankers have registered two notarial general covering bonds (First Lien) of ZAR 10 million ($1.4 million) over all loose assets on the property known as Holpan, Barkley West, Northern Cape (refer Note 29).

(*) Construction in progress at Tirisano.

Transfers from construction in progress to plant and machinery relate to the plant at Tirisano, which is now fully operational.

Disposals relate mainly to the sale of mining equipment (Komatsu PC 3000) that was not being effectively utilised and the Holpan DMS plant that was no longer required after the closure of the mine.

4.	Investment in associate

Name of company
Flawless Diamonds Trading House (Pty) Ltd - 20%

Carrying amount
Opening balance	129 660	-	-
Cost of investment in associate	-	95 690	95 690
Share of profit for the period	135 463	34 396	36 925
Foreign exchange adjustments	(10 149)	(426)	5 670
Closing balance	254 974	129 660	138 285

Summarised financial information of associate

Total assets	2 457 662	9 690 007	6 111 414
Total liabilities	1 207 392	8 969 428	5 405 484
Net assets	1 250 270	703 579	705 930
Revenue	41 535 945	60 383 011	41 544 217
Total net earnings for the period	677 316	206 374	184 624
Capital commitments and contingent liabilities of associate	-	-	-

On 21 April 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Ltd ("Flawless") incorporated in the Republic of South Africa for ZAR700,000 ($95,690) cash. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

As the Company has significant influence over Flawless' operations it accounts for the investment using the equity method and includes a pro rata share of the Flawless' net income (loss) for the year.

The carrying amounts of associates are shown net of impairment losses.

20

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

5.	Other financial assets

At fair value through profit or loss - designated
Investments	429 184	1 199 182	875 471

The Company invests in investment policies with endowment benefits on maturity of the policies. Premiums are invested on an initial lump sum and/or monthly annuity premium basis with the insurers and invested in specific investment plans. Policy investment value at any one time represents the value of premiums and growth after deduction of administration and investment fees. Withdrawals could be made against the policies before endowment against the deduction of penalties, which is lower than the investment value. To surrender the policy prior to maturity date will similarly attract penalties at a lower rate, and represents the value accessible at any one stage. Fair value at any one stage represents the surrender value of the investments. The fair value of the policies at 30 November 2011 amounted to $5,934,125 (February 28, 2011 - $3,958,793) of which $5,504,942 (February 28, 2011 - $2,759,611) has been disclosed as reclamation deposits (Refer note 16).

Loans and receivables
Etruscan Diamonds Limited	-	768 030	2 650 346

Represents amounts paid to Etruscan Diamonds Limited.

During the quarter the Tirisano deal was completed and the Etruscan loan was repaid.

Deposits	70 349	75 079	161 460

This deposit relates to deposits paid to the local electricity supplier.

	70 349	843 109	2 811 806
Total other financial assets	499 533	2 042 291	3 687 277

Non-current assets
At fair value through profit or loss	429 184	1 199 182	875 471
Loans and receivables	70 349	843 109	2 811 806
	499 533	2 042 291	3 687 277

6.	Inventories

Rough diamond inventories	2 077 723	824 513	4 593 445
Mine supplies	3 043 629	1 803 576	4 750 365
	5 121 352	2 628 089	9 343 810

As at 30 November 2011, rough diamond inventories were valued at net realisable value and mine supplies at cost less cumulative impairment charges. No write-down of inventory was done during the nine months ended 30 November 2011. Mine supplies were written down by $190,700 to $1,803,578 during the 2011 fiscal year.

The net realisable value of diamond inventories are estimated at the average price per carat achieved for the most recent diamond tender taking into account the variable factors of clarity, carat, shape and colour.

21

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

7.	Loans to (from) related parties

Current assets	106 968	92 398	34 694
Non-current liabilities	(380 601)	(424 572)	(610 265)
Current liabilities	(328 160)	(72 064)	-
	(601 793)	(404 238)	(575 571)

Included in current liabilities is an amount of $266,000 owing to a director as disclosed in note 17, Related parties.

8.	Trade and other receivables

Trade receivables	5 530 106	4 743 033	6 270 928
Prepayments	119 023	82 808	239 706
VAT	-	540 956	135 266
	5 649 129	5 366 797	6 645 900

9.	Cash and cash equivalents

Cash and cash equivalents consist of:

Bank balances	7 947 662	4 771 124	3 683 568
Short-term cash deposits	3 202 498	-	2 029
Bank overdraft	(425 779)	(1 787 479)	(2 200 111)
	10 724 381	2 983 645	1 485 486

Current assets	11 150 160	4 771 124	3 685 597
Current liabilities	(425 779)	(1 787 479)	(2 200 111)
	10 724 381	2 983 645	1 485 486

10.	Share capital

Reconciliation of number of shares issued:
Beginning of period	518 185 238	370 843 069	370 843 069
Rights offering at subscription price of $0.05 per share	-	92 710 767	92 710 767
Debt conversion at $0.065 per share	6 703 292	54 631 402	54 631 402
Share consolidation 15:1 (#)	(489 895 959)	-	-
Post consolidation shares	34 992 571	518 185 238	518 185 238
Private placement at $0.75 per share	10 341 969	-	-
Business combination	2 608 206	-	-
	47 942 746	518 185 238	518 185 238

Issued
Ordinary	146 137 853	135 989 508	135 989 508

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred shares have been issued.

# Effective 11 July 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre-consolidated common shares for 1 post consolidated common share.

During the second quarter of fiscal 2012, the Company raised $7,8 million through a private placement, with shares issued at $0.75 per share during Q3 2012.

22

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

11.	Share-based payments

The Company has a share-based payment plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each share option is set by the board of directors at the time of the grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Share options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

From time to time, the Company may grant share options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to fair value share options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based payment expense charged in a period.

Effective 11 July 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre-consolidated common shares for 1 post consolidated common share. The effect of the share consolidation has been applied retrospectively.

The continuity of share-based payments for the nine months ended 30 November 2011 is as follows:

Expiry date	Exercise price	28 February	Granted /	Exercised	Expired /	30 November
		2011	Issued		cancelled	2011
24 September 2012	$9.30	392 767	-	-	(46 644)	346 123
14 November 2012	$9.45	72 433	-	-	(12)	72 421
20 June 2011	$6.75	63 333	-	-	(63 333)	-
7 December 2014	$0.90	912 173	-	-	(81 108)	831 065
18 January 2015	$1.05	40 000	-	-	-	40 000
8 October 2015	$0.98	1 002 800	-	-	(170 478)	832 322
12 October 2016	$0.48	-	1 153 627	-	-	1 153 627
12 October 2014	$0.48	-	584 075	-	-	584 075
		2 483 506	1 737 702	-	(361 575)	3 859 633
Weighted average exercise price		$2.66	$0.48	-	$3.05	$1.64
Weighted average fair value of share options granted during the period						$0.48

As at 30 November 2011 2,675,097 of the share options outstanding with a weighted average exercise price of $1.64 per share have vested with grantees.

23

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

11.	Share-based payments (continued)

The continuity of share-based payments for the year ended 28 February 2011 is as follows:

Expiry date	Exercise price	28 February	Granted /	Exercised	Expired /	28 February
		2010	Issued		cancelled	2011
24 September 2012	$9.30	393 100	-	-	(333)	392 767
14 November 2012	$9.45	73 433	-	-	(1 000)	72 433
20 June 2011	$6.75	63 333	-	-	-	63 333
7 December 2014	$0.90	951 393	-	-	(39 220)	912 173
18 January 2015	$1.05	40 000	-	-	-	40 000
8 October 2015	$0.98	-	1 002 800	-	-	1 002 800
		1 521 259	1 002 800	-	(40 553)	2 483 506
Weighted average exercise price		$3.75	$0.98	-	$1.20	$2.70
Weighted average fair value of share options granted during the period						$0.84

As at 28 February 2011 1,055,678 of the share options outstanding with a weighted average exercise price of $0.90 per share have vested with grantees.

The continuity of share-based payments for the year ended 30 November 2010 is as follows:

Expiry date	Exercise price	28 February	Granted /	Exercised	Expired /	30 November
		2010	Issued		cancelled	2010
24 September 2012	$9.30	393 100	-	-	(333)	392 767
14 November 2012	$9.45	73 433	-	-	(1 000)	72 433
20 June 2011	$6.75	63 333	-	-	-	63 333
7 December 2014	$0.90	951 393	-	-	(9 000)	942 393
18 January 2015	$1.05	40 000	-	-	-	40 000
8 October 2015	$0.98	-	1 002 800	-	-	1 002 800
		1 521 259	1 002 800	-	(10 333)	2 513 726
Weighted average exercise price		$3.75	$0.98	-	$1.20	$3.75
Weighted average fair value of share options granted during the period						$0.98

As at 30 November 2010 1,497,581 of the share options outstanding with a weighted average exercise price of $3.75 per share have vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of share options vested have been reflected in the statement of operations as follows:

	3 months	9 months	3 months	9 months
	ended 30	ended 30	ended 30	ended 30
	November	November	November	November
	2011	2011	2010	2010
Exploration and engineering	98 794	131 821	190 052	215 630
Operations and administration	146 001	268 814	514 765	541 857
Total share-based payment cost expensed to operations, with the offset credited to share-based payment reserve	244 798	400 644	704 820	757 496

24

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

12.	Prepaid capital contributions

An amount received is convertible and/or repayable at the discretion of the Company for a period of twelve months, and is valued on the residual method at the review date.

13.	Other financial liabilities

Held at amortised cost
Industrial Development Corporation of South Africa Limited	2 999 632	-	-

The loan was acquired by Rockwell Diamonds Inc. in the business combination of Etruscan Diamonds (Pty) Ltd, and was entered into by Blue Gum Diamonds (Pty) Ltd, a 74% owned subsidiary of Etruscan Diamonds (Pty) Ltd.

The loan is repayable in 10 equal bi-annual instalments, the first of which will be paid in Q4 2012, and bears interest at 1.28% above the current prime rate (9% p.a.).

Non-current liabilities
At amortised cost	2 451 506	-	-

Current liabilities
At amortised cost	548 126	-	-
	2 999 632	-	-

25

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

14.	Capital lease obligation

Minimum lease payments due
- within one year	328 397	143 997	302 181
- in second to fifth year inclusive	545 772	-	-
	874 169	143 997	302 181
less: future finance charges	(116 966)	(1 367)	(6 770)
Present value of minimum lease payments	757 203	142 630	295 411

Present value of minimum lease payments due
- within one year	259 503	142 630	295 411
- in second to fifth year inclusive	497 700	-	-
	757 203	142 630	295 411

Non-current liabilities	497 700	-	-
Current liabilities	259 503	142 630	295 411
	757 203	142 630	295 411

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three year capital lease obligations.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments. Interest is charged at rates of between 1.25% to 2.00% less the prevailing prime rate, which is currently 9.00%, per annum. There are no significant restrictions imposed on the lessee as a result of the lease obligations.

15.	Deferred tax

Deferred tax liability
Temporary differences	5 665 247	5 840 000	4 782 066

Reconciliation of deferred tax liability
At beginning of the year	5 840 000	11 545 000	11 545 000
Effects of transition to IFRS	-	(8 638 066)	(8 638 066)
Foreign exchange movement	753 535	-	-
Recognised through statement of comprehensive income	578 782	2 933 066	1 875 132
	5 665 247	5 840 000	4 782 066

26

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

16.	Reclamation obligation

Reconciliation of obligation - 30 November 2011

	Opening	Reclamation	Foreign	Acquired	Total
	balance	(expenditure	exchange	through
		incurred) /	movements	business
		obligation		combination
recognized
Holpan, Wouterspan, and Klipdam Mines	2 565 377	(198 050)	(248 790)	-	2 118 537
Saxendrift Mine	1 249 261	254 487	(151 078)	-	1 352 670
Tirisano Mine	-	-	-	2 033 735	2 033 735
	3 814 638	56 437	(399 868)	2 033 735	5 504 942

Reconciliation of obligation - 28 February 2011

	Opening	Reclamation	Foreign	Total
	balance	(expenditure	exchange
		incurred) /	movements
obligation
recognized
Holpan, Wouterspan, and Klipdam Mines	2 918 102	(426 066)	73 341	2 565 377
Saxendrift Mine	804 882	427 875	16 504	1 249 261
	3 722 984	1 809	89 845	3 814 638

Reconciliation of obligation - 30 November 2010

	Opening	Reclamation	Foreign	Total
	balance	(expenditure	exchange
		incurred) /	movements
obligation
recognized
Holpan, Wouterspan, and Klipdam Mines	2 918 102	(407 684)	160 551	2 670 969
Saxendrift Mine	804 882	362 580	58 677	1 226 139
	3 722 984	(45 104)	219 228	3 897 108

The liability is based on the disturbance of the natural physical environment due to the alluvial mining methods that the Company engages in. The volume of disturbance is quantified on a monthly basis by a professional surveyor through physical observation and technical quantification in cubic meters and is therefore not discounted.

The Company does not make use of a mining contractor and applies an internal costing rate per cubic meter which is based on applying its own resources and equipment in doing such rehabilitation. This costing rate represents the operating cost, including fuel, applying specific mining fleet units to the rehabilitation process and labor usage.

The physical disturbance in the cubic meters multiplied by the costing rate represents the rehabilitation liability at any one stage.

As required by regulatory authorities, at 30 November 2011, the Company had cash reclamation deposits totaling $5,504,942 (February 28, 2011 – $2,759,611) comprised of $2,118,537 (February 28, 2011 – $1,686,913) for the Holpan, Wouterspan and Klipdam mine, $1,352,670 (February 28, 2011 – $1,072,698) for the Saxendrift mine and $2,033,735 for the Tirisano mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 9.5% to 11.0% per annum. These investments have been pledged as security in favour of the guarantees the bank issued on behalf of the Company. Refer to note 28.

27

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

17.	Related parties

Related party balances

Balances payable
Banzi Trade (e)	1 073	34 385	34 518
Hunter Dickinson Services Inc. (a)	61 087	34 113	65 011
Seven Bridges Trading (c)	-	-	11 468
Flawless Diamonds Trading House (d)	-	3 566	60 138
Mark Bristow (h)	266 000	-	-
Current balances payable	328 160	72 064	171 135
Liberty Lane (f)	380 601	424 572	439 130
Non-current balances payable	380 601	424 572	439 130

Balances receivable
Banzi Trade (e)	94 418	92 398	34 694
Magopa Minerals (g)	12 550	-	-
Current balances receivable	106 968	92 398	34 694

Related party transactions

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	271 077	467 151	425 479
CEC Engineering (b)	20 012	23 331	13 036
Seven Bridges Trading (c)	72 853	134 483	105 145
Banzi Trade 26 (e)	105 854	165 077	133 312
Magopa Minerals (g)	62 563	-	-
Flawless Diamonds Trading House (d)	254 178	420 006	295 492

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (e)	124	143	-

28

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

17.	Related parties (continued)

All related party transactions are calculated at arms length transaction values in the normal course of business.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated 21 November 2008.

(b)	CEC Engineering Ltd is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading 14 (Pty) Ltd ("Seven Bridges Trading") is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messrs Brenner, J.W. and D.M. Bristow and Van Wyk, are shareholders. During fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (refer note 4). Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(e)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

(f)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

(g)	Magopa Community Trust/Magopa Minerals (Pty) Ltd/Magopa Blue Gum (Pty) Ltd

The Bakwena Ba Magopa Trust is the beneficial owner of 26% in the Tirisano Mine operation resident in Blue Gum diamonds (Pty) Ltd. This interest is held by Magopa Minerals (Pty) Ltd through Magopa Blue Gum (Pty) Ltd. As the landowner, surface rentals are paid to the Trust, while business and support services are paid to Magopa Minerals for shareholder relations and related services.

(h)	Mark Bristow

A short term loan was advanced by the director of the Company to Etruscan Limited in order to proceed with capital orders on Tirisano. The capital portion of the loan is convertible to equity while the interest is repayable in Q4 2012. 266,667 common shares of the Company will be issued during Q4 2012 in settlement of the capital portion of the loan.

29

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

18.	Trade and other payables

Trade payables	7 709 948	6 373 382	7 034 122
VAT	423 682	-	-
	8 133 630	6 373 382	7 034 122

19.	Cash used in operations

Loss before taxation	(3 102 849)	(2 233 172)	(1 847 002)
Adjustments for:
Depreciation and depletion	5 614 134	9 446 173	9 689 464
Loss on sale of assets	188 889	296 510	(35 135)
Foreign exchange movements	585 416	(82 873)	-
Income from equity accounted investments	(135 463)	(34 396)	(36 925)
Investment income	(478 845)	(101 953)	(171 497)
Finance costs	513 342	449 003	300 108
Fair value adjustments	-	31 920	-
Net reclamation obligation recognised	(573 533)	1 809	(416 788)
Share-based payment expense	400 644	884 886	757 487
Write-down on inventory	-	899 034	-
Write-down of property, plant and equipment	-	284 696	-
Write-down of assets	-	-	147 340
Movement in reclamation deposit	(2 745 331)	-	-
Changes in working capital:
Inventories	(2 339 548)	(476 349)	(6 854 319)
Trade and other receivables	(282 332)	1 686 027	(309 908)
Trade and other payables	1 760 248	(242 916)	1 272 439
	(595 228)	10 808 399	2 495 264

20.	Business combination

In September 2011, the Company completed the acquisition of 100% of the share capital in Etruscan Diamonds (Pty) Ltd. The total consideration paid by the Company for the shares was satisfied as follows:

(a) The issue of 2,608,206 common shares of the Company; and
(b) $1.32 million in cash advances to Etruscan Diamonds (Pty) Ltd to fund the care and maintenance of Tirisano mine during the completion of the transaction.

A summary of the accounting treatment of fair value of net assets acquired and consideration paid is as follows:

Net assets	(5 981 947)	-	-
Mineral property interests	7 202 054	-	-
Total identifiable net assets	1 220 107	-	-
Non-controlling interest	1 589 987	-	-
	2 810 094	-	-

Purchase consideration
Cash paid	1 323 416	-	-
Shares issued (2,608,206 common shares)	1 486 678	-	-
Purchase price	2 810 094	-	-

Net cash outflow on acquisition
Cash consideration paid	(1 323 416)	-	-

30

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	30 November	28 February	30 November
	2011	2011	2010

20.	Business combination (continued)

For accounting purposes, the Company used the closing share price on 31 August 2011 to value the share element of the purchase consideration.

21.	Tax refunded (paid)

Balance at beginning of the period	(245 228)	(1 144 369)	(411 334)
Current tax for the period recognised in profit or loss	-	-	(222 000)
Balance at end of the period	289 321	245 228	855 334
	44 093	(899 141)	222 000

31

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	3 months	9 months	3 months	9 months
	ended	ended	ended	ended
	30 November	30 November	30 November	30 November
	2011	2011	2010	2010

22.	Revenue

Sale of diamonds	5 979 243	20 482 146	10 219 251	28 396 081
Beneficiation income	2 296 797	5 505 351	897 428	2 565 130
	8 276 040	25 987 497	11 116 679	30 961 211

Beneficiation income represents profit share on value add (cut and polish), arising through the Company's beneficiation joint venture with The Steinmetz Diamond Group. The Company is entitled to 50% of the profits from the sale of the polished diamonds produced by the Company and sold through this channel.

23.	Operating loss

Operating loss for the period is stated after accounting for the following:

Loss (profit) on sale of property, plant and equipment	59 687	188 889	(639)	(35 135)
Depreciation on property, plant and equipment	1 575 149	4 927 316	2 774 712	7 880 545
Depletion mineral property interests	191 097	686 818	697 246	1 808 919
Employee costs	559 184	1 518 648	440 565	1 440 646
Arbitration settlement	1 369 486	1 369 486	-	-

24.	Investment income

Interest revenue
Bank	302 578	478 845	76 046	171 497

25.	Finance costs

Interest on convertible loans	156 220	156 220	-	-
Capital leases obligation	48 040	140 259	53 015	85 783
Bank	68 139	216 863	66 423	214 325
	272 399	513 342	119 438	300 108

26.	Income tax expense

Major components of the tax expense
Current tax
Local income tax - current period	-	-	32 000	222 000

Deferred tax
Movement in deferred tax balance	1 511 146	578 782	703 000	1 875 132
	1 511 146	578 782	735 000	2 097 132

32

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	3 months	9 months	3 months	9 months
	ended	ended	ended	ended
	30 November	30 November	30 November	30 November
	2011	2011	2010	2010

27.	Earnings (loss) per share

Basic and diluted earnings (loss) per share

Basic earnings (loss) per share was calculated based on a weighted average number of ordinary shares of 47 942 746 for the 3 months ended 30 November 2011 (3 months ended 30 November 2010: 34 545 683) and for the 9 months ended 30 November 2011 47 942 746 (9 months ended 30 November 20103 545 683).

Reconciliation of earnings (loss) for the period to basic earnings (loss)
Total comprehensive profit (loss)	(10 684 995)	(10 991 583)	8 720 374	754 441
Adjusted for:
Non-controlling interest	16 537	484 199	(274 788)	80 408
Basic earnings (loss) attributable to owners of the Company	(10 668 458)	(10 507 384)	8 445 586	834 849

Diluted earnings (loss) per share is equal to earnings (loss) per share because there are no dilutive potential ordinary shares in issue.

Headline earnings (loss) per share

Reconciliation between basic earnings (loss) and headline earnings (loss)
Basic earnings (loss)	(10 668 458)	(10 507 384)	8 445 586	834 849
Adjusted for:
Exchange differences on translating foreign operations	7 123 278	7 309 952	(9 510 591)	(4 698 575)
Headline earnings (loss) attributable to owners of the Company	(3 545 180)	(3 197 432)	(1 065 005)	(3 863 726)

28.	Contingencies

Bank indebtedness

The Company has an overdraft facility in the amount of ZAR28.0 million ($3.9 million) available for its operations. This facility has an interest cost of prime (currently 9% per annum) plus 0.6% . The security for the ZAR28.0 million consists of 2 covering bonds (First Lien) of ZAR10.0 million ($1.4 million) each over loose assets and property of the farm Holpan.

HC van Wyk Diamonds Ltd, Klipdam Mining Company Ltd, Saxendrift Mine (Pty) Ltd held guarantees with the bank towards Eskom (Electricity Provider) of ZAR4,856,100 ($663,828) and the Department of Minerals and Energy (DME) of ZAR21,367,228 ($2,920,896) towards rehabilitation expenses.

33

Rockwell Diamonds Inc.
Amended refer to Explanatory Note on Cover Sheet
Unaudited Condensed Interim Consolidated Financial Statements for the 9 months ended 30 November 2011

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements
Figures in Canadian Dollar	3 months	9 months	3 months	9 months
	ended	ended	ended	ended
	30 November	30 November	30 November	30 November
	2011	2011	2010	2010

29.	First-time adoption of International Financial Reporting Standards

The group has applied IFRS 1, First-time adoption of International Financial Reporting Standards, to provide a starting point for the reporting under International Reporting and Accounting Standards. On principle these standards have been applied retrospectively and the 30 November 2010 and 28 February 2011 comparatives contained in these unaudited condensed interim consolidated financial statements differ from those published in the financial statements published for the nine months ended 30 November 2010 and the 12 months ended 28 February 2011.

The date of transition was 1 March 2010 and the effect of the transition was as follows.

Reconciliation of equity at 30 November 2010

	As reported	Effects of	IFRS
	under	transition to
	Canadian	IFRS
GAAP

Property, plant and equipment	57 631 099	-	57 631 099
Mineral property interests	30 375 859	(5 315 497)	25 060 362
Investment in associate	138 285	-	138 285
Other assets and deposits	3 687 277	-	3 687 277
Reclamation deposits	3 093 964	-	3 093 964
Total non-current assets	94 926 484	(5 315 497)	89 610 987

Trade and other receivables	6 645 900	-	6 645 900
Inventories	9 343 810	-	9 343 810
Loan to related party	34 694	-	34 694
Cash and cash equivalents	3 685 597	-	3 685 597
Total current assets	19 710 001	-	19 710 001

Capital leases	295 411	-	295 411
Trade and other payables	7 034 124	-	7 034 124
Loans from related parties	610 265	-	610 265
Reclamation obligation	3 897 108	-	3 897 108
Current tax liability	855 334	-	855 334
Deferred tax liability	12 681 066	(7 899 000)	4 782 066
Bank overdraft	2 200 111	-	2 200 111
Total liabilities	27 573 419	(7 899 000)	19 674 419
Total assets less total liabilities	87 063 066	2 583 503	89 646 569

Issued capital	135 989 508	-	135 989 508
Share-based payment reserve	6 952 536	-	6 952 536
Foreign currency translation reserve	(5 194 931)	2 594 414	(2 600 517)
Retained loss	(51 461 174)	(10 911)	(51 472 085)
Minority interest	777 127	-	777 127
Total equity	87 063 066	2 583 503	89 646 569

34